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                             July 19, 2022

       Stalin Cruz
       Chief Financial Officer
       Community Redevelopment Inc.
       20295 NE 29th Place, #200
       Aventura, FL 33180

                                                        Re: Community
Redevelopment Inc.
                                                            Form 10-K for
fiscal year ended December 31, 2021
                                                            Filed April 1, 2022
                                                            File No. 000-26439

       Dear Mr. Cruz:

              We have reviewed your June 17, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 26, 2022 letter.

       Form 10-K for fiscal year ended December 31, 2021

       Item 8. Financial Statements and Supplementary Data
       Notes to Consolidated Financial Statements
       Note 5. Investments in Advances to Real Estate Joint Ventures, page F-11

   1. We note your responses to comments 3 and 7. Please address the following regarding the accounting for
investments in membership interests subsequent to your acquisition of Red
                                                        Hills Capital Advisors,
LLC:
                                                            Tell us how you
account for your investments in real estate membership interests and cite the
accounting literature relied upon;
                                                            Consistent with
your response, in future periodic filings clarify your disclosure within
                                                             Note 2 under
Investments to disclose your on-going accounting for such investments, as your current
disclosure therein is unclear;
 Stalin Cruz
FirstName
CommunityLastNameStalin
             RedevelopmentCruz
                           Inc.
Comapany
July        NameCommunity Redevelopment Inc.
     19, 2022
July 19,
Page  2 2022 Page 2
FirstName LastName
                As you indicate you will revise your statement of operations, tell us and disclose in future periodic filings how you account for the operating results of your investments in real estate membership interests and cite the accounting literature relied upon.
2. We note your response to comment 6. Given your disclosure that all the properties underlying non-controlling interests in LLCs acquired upon your acquisition of Red Hills
         Capital Advisors LLC were both partially occupied and under continued development, we remain unclear as to how you determined Red Hills Capital Advisors was not a business.
         Please provide to us a thorough analysis, including how you considered Rule 11-01(d) of
         Regulation S-X, in concluding that Red Hills Capital Advisors was not a business. As part of your response, tell us what management used to assess the fair value of Red Hills
         Capital Advisors at acquisition, including any underlying financial information provided to you as part of the due diligence process.
3. We note your response to comment 7, as well as your disclosures indicating you have at least six commercial properties both partially occupied and under continued development, and further that your president, Mr. Antonio, provided development and construction costs to the LLCs. Therefore we remain unclear how the LLCs do not have any revenue for those portions partially occupied, nor incurred expenses related to their continued
         development. As such, please address the following:
             Confirm the LLCs that currently hold operating properties, and reconcile to your disclosure in Note 5;
             We also remain unclear how Red Hills Capital Advisors has "no 'asset'" given "their interest in eight specific properties." Therefore in light of such interests, tell us why you continue to believe you are unable to provide financial information pertaining to the ongoing operations of your investments in real estate membership interests pursuant to Rule 8-03(b)(3) of Regulation S-X. Your response should specifically address on an individual basis your investments in the following, which you indicate represent a mix of real estate: Fort Washington Livingston Pace, LLC; Capheights
              Central Dev, LLC; and COZ Manager, LLC.
General

4. Please provide a detailed legal analysis explaining why you believe the Company is not an
            investment company    as defined in the Investment Company Act of
1940 (   Investment
         Company Act   ). Please tell us what exclusion or safe harbor from the
Investment
         Company Act you and your subsidiaries are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information as of year-
         end December 31, 2021 and the most recent quarter-end 2022, if available) supporting your determination that the exclusion or exemption is available to you. Your analysis should include all facts upon which your determination is based. Additionally, if you have reasons for believing that the exclusion or safe harbor might be deemed inapplicable to your operations, please explain. We will refer your response to the Division of Investment Management for further review.
 Stalin Cruz
Community Redevelopment Inc.
July 19, 2022
Page 3

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar,
Accounting Branch Chief at 202.551.3856 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameStalin Cruz                           Sincerely,
Comapany NameCommunity Redevelopment Inc.
                                                        Division of Corporation
Finance
July 19, 2022 Page 3                                    Office of Real Estate &
Construction
FirstName LastName